UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	May 2, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RTW Retailwinds, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

330 West 34th Street, 9th Floor
Address of Principal Executive Office (Street and Number)

New York, New York, 10001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

RTW Retailwinds, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2020 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed on June 1, 2020, the Company relied on the Securities and Exchange Commission’s order (Release No. 34-88318) under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) granting exemptions from specified provisions of the Exchange Act and certain rules thereunder, as amended by Release No. 34-88465 issued on March 25, 2020, to delay the filing of the Form 10-Q due to the circumstances related to the COVID-19 pandemic.

As previously announced, on July 13, 2020, the Company and each of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). The Company has requested joint administration of its Chapter 11 cases under the caption In re: RTW Retailwinds, Inc., et. al., Case No. 20-18445.

The Company filed customary motions with the Bankruptcy Court that authorize on an interim basis as approved by the Bankruptcy Court on July 15, 2020, the Company’s ability to maintain operations in the ordinary course of business, including, among other things, the payment of employee wages and benefits without interruption, payment of suppliers and vendors in the normal course of business, and the use of cash collateral. These motions are typical in the Chapter 11 process. The Company has announced that it is seeking liquidation sales of its brick-and-mortar stores.

Following the commencement of the Company’s Chapter 11 cases, the Company has been unable to continue filing the periodic reports required by Section 13(a) under the Exchange Act without unreasonable effort and expense due to the time and effort management has devoted to the bankruptcy process. Accordingly, the Company does not intend to file a Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2020, or any other reports on Forms 10-Q or 10-K for subsequent periods. Instead, the Company plans to file Current Reports on Form 8-K containing (i) the disclosure of material events in its Chapter 11 cases and any other information required by the instructions to Form 8-K; and (ii) as exhibits, the monthly operating reports and any other documents that include unaudited financial information that are filed by the Company with the Bankruptcy Court.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sheamus Toal	212	884-2000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

The Company has not filed a Definitive Proxy Statement on Form DEF 14A during fiscal year 2020.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the fiscal period ended May 2, 2020 were materially and adversely impacted by the COVID-19 pandemic, as compared to the Company’s results of operations for the corresponding period in the prior fiscal year.

RTW Retailwinds, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 29, 2020	By	/s/ Sheamus Toal
Name: Sheamus Toal
Title: Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).